Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	Predecessor					Successor	Successor
					Period	Period
					July 1,	August 15,	Three
					2007	2007	Months
	Years Ended June 30,				through	through	Ended
					August 14,	June 30,	September 30,
	2006		2007		2007	2008	2008

Earnings:
Income (loss) from continuing operations before income taxes	$54,288		$33,729		$(21,239)	$(139,531)	$(17,251)
Add: fixed charges	3,781		3,848		584	76,810	21,662
Total adjusted earnings (loss)	$58,069		$37,577		$(20,655)	$(62,721)	$4,411

Fixed Charges:
Interest expense	$543		$585		$58	$71,144	$20,026
Amortization of deferred financing costs	65		87		217	3,514	1,189
Rentals at computed interest factor (1)	3,173		3,176		309	2,152	447
Total fixed charges	$3,781		$3,848		$584	$76,810	$21,662

Ratio of Earnings to Fixed Charges*	15.4	x	9.8	x	*	*	*

(1)	Amounts represent one-third of rent expense which we believe to be representative of the interest factored in these rentals.

*
The deficit of earnings to fixed charges was $21.2 million for the period July 1, 2007 through August 14, 2007, $139.5 million for the period August 15, 2007 through June 30, 2008, and $17.3 million for the three months ended September 30, 2008.